PROVIDENT
ENERGY TRUST

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class DRIP TRUST UNITS

Holder Account Number
C9999999999 IND

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Form of Proxy - Annual and Special Meeting to be held on May 8, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, Toronto time, on May 6, 2008.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by **Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 015260 HOLDER ACCOUNT NUMBER C9999999999 ACCESS NUMBER 99999

SAM SAMPLE

C9999999999

IND SP1

Appointment of Proxyholder

I/We, being holder(s) of Provident Energy Trust hereby appoint: Thomas W. Buchanan of Calgary, Alberta, or failing him, David I. Holm of Calgary, Alberta

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting (the "Meeting") of the holders (the "Unitholders") of trust units (the "Trust Units") of Provident Energy Trust (the "Trust") to be held at the Sunlife Plaza Conference Centre, Mezzanine Level, 112 - 4th Avenue S.W., Calgary, Alberta on Thursday, May 8, 2008 at 3:00 p.m. (Calgary time) and at any adjournment thereof, with all the powers which the undersigned could exercise if personally present.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Management recommends that you vote FOR all of the nominees listed in the information circular, of the Trust dated March 27, 2008 (the "Circular").

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	For	Withhold
To elect the ten directors of Provident Energy Ltd. to hold office until the next annual meeting of Unitholders or until their successors are elected or appointed.	☐	☐

	For	Withhold
2. Appointment of Auditors The resolution appointing PricewaterhouseCoopers LLP as auditors of the Trust.	☐	☐

	For	Against
3. Re-appointing Computershare Trust Company of Canada The resolution re-appointing Computershare Trust Company of Canada as trustee of the Trust.	☐	☐
4. Amendment to the Trust Unit Option Plan To consider, if deemed appropriate, to pass with or without variation, an ordinary resolution approving an amendment to the Trust's trust unit option plan, the details of which are more particularly described in the Circular.	☐	☐
5. Amendments to the Trust Indenture To consider, if deemed appropriate, to pass with or without variation, a special resolution approving amendments to the trust indenture governing the Trust, the details of which are more particularly described in the Circular.	☐	☐

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To transact such other business as may properly come before the Meeting or any adjournment thereof.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

99999 038175 1PS AR2 PVUQ